Filed Pursuant To Rule 433

Registration No. 333-209926

August 3, 2016

WORLD GOLD COUNCIL

Market Update
Failed monetary policies lift gold

August 2016 www.gold.org

Analysts are scrambling to increase their gold price forecasts, as the gold price continues to rise. The gold price breached US$1,360/oz for a second time in 2016, a level previously seen in early 2014. A weak Japanese bond auction on August 2nd unnerved markets, pushing the gold price up 29% for the year in US dollar terms. Many analysts are interpreting weak Japanese Government Bond demand as a signal that investors are starting to lose confidence in the effectiveness of unconventional monetary policies, following increasingly desperate bids by the world's central banks to reflate the global economy. In this environment, we believe investors are using gold to hedge portfolio risk as they add more stocks and low quality bonds to their asset mix.

A perfect storm lifts gold up

The gold price continues to rise, moving above US$1,360/oz and increasing by almost 29% in US dollar terms year-to-date (as of 8/2/2016). This has been gold's largest continuous gain since the European sovereign debt crisis in 2010 and 2011.

Gold has been one of the best performing assets so far this year, outpacing all major benchmark indices and with comparable volatility to stocks (**Chart 1**). It has also outperformed commodities such as crude oil, whose prices have plunged since the end of June.

Chart 1: Gold has outperformed most asset classes

YTD, 1-year return, and volatility for various assets*


YTD return
40%
30%
20%
10%
0%
-10%
-20%
-30%
-15%
0%
15%
30%
1-year return
Gold (US$/oz)
BarCap US HY
S&P 500
Brent (US$/bbl)
BarCap 1-3m T-bills
BarCap US Credit
MSCI EAFE
S&P GSCI

*As of 2 August 2016. Area of the bubbles represent relative volatility.
Source: Bloomberg, ICE Benchmark Administration Ltd., World Gold Council

Gold's most recent surge was driven in part by weak demand during the 10-year Japanese Government Bond (JGB) auction on August 2nd, as investors have begun to **question the effectiveness of unconventional monetary policies**.

Negative yields, ETF buying next

Amid rising uncertainty in global financial markets after Brexit and the recent slowdown in emerging market economies, the Bank of Japan (BoJ) announced an expansion of its quantitative easing policies. Specifically, BoJ almost doubled its purchases of ETFs to an annual pace of JPY6 trillion (approx. US$60 billion) and, at the same time, doubled the size of its US-dollar lending programme to US$24 billion. Many investors, however, were disappointed, as the market was anticipating larger increases to asset purchases and/or further rate cuts. We believe that the weak JGB auction and ensuing sell-off in global sovereign bonds this week, suggests that **investors may be losing confidence in government securities**.

01

At the same time, the European Central Bank has signalled they too will further expand quantitative easing in one form or another, while the Bank of England is also expected to cut rates and/or restart its asset purchase programme.
As a hard asset, gold has provided an alternative to balance the long term risks of fiat currencies and ineffective monetary policies.
Few options, more risk
Amid expansionary policies, global bond yields are stubbornly low despite some minor adjustments. Currently, close to 40% (US$10 trillion) of high quality sovereign debt is trading with a negative yield. But this widely-cited statistic masks the fact that a significant amount of developed market (DM) sovereign debt is unavailable to investors. More than a third (US$9 trillion) currently sits on central bank balance sheets as part of their asset purchase programmes (Chart 2). In reality, we estimate that less than 40% of DM sovereign bonds (US$10 trillion) have a positive yield and are _available_ to investors, while only 17% (US$4.4 trillion) is yielding more than 1%.
In our view, lower opportunity costs and a more limited set of investable assets has, in turn, notably increased the lure of gold.
Chart 2: Only a fraction of DM sovereign debt that is available to investors trades with positive yield
Outstanding sovereign debt sorted by yield (US$26 trillion)
> 1% yield < 0% yield
17% 12% $3.1 tln $4.4 tln
6% $1.3 tln
26%
Held under $6.7 tln APP*
22% $5.6 tln
18% $4.8 tln
0-1% yield
*Sovereign debt held by the Federal Reserve, Bank of Japan, European Central Bank, Bank of England under their respective Asset Purchase Programmes (APP) for monetary policy.
Source: Bloomberg, World Gold Council
With limited options, disenfranchised investors are also adding risk to their portfolios. There have been record flows into equities and corporate bonds (both high grade and high yield), as investors search for higher returns. But this has also made valuations more expensive (the S&P 500, Dow Jones and Nasdaq have all hit new historical records). This has altered the balance of traditional portfolios, making them more susceptible to corrections and volatility. In a recent article, the Wall Street Journal estimated that investors looking to obtain a 7.5% annual return would need to tolerate twice as much volatility as they did ten years ago!
In this environment, we believe investors are using gold to hedge portfolio risk as they add more stocks and low quality bonds to their asset mix.
Gold as a valuable alternative
Together, these factors have led to higher investor inflows. Gold backed ETFs have seen record inflows, adding 630 tonnes (US$25 billion) year-to-date (as of 7/31/2016), and bringing their collective global gold holdings to 2,240 tonnes. This is a substantial increase, but still 25% below their 2012 high (Chart 3).
While some of these flows may be more tactically driven, led by price momentum and risk aversion, quantitative analysis on (partial) available data coupled with anecdotal evidence suggests that there is interest across many types of investors and that many are re-building their strategic positions in gold.
Chart 3: Gold-backed ETFs have accelerated their inflows, but holdings remain well below their high
Cumulative ETF gold holdings by region*
Tonnes
2,000 1,750 1,500 1,250 1,000 750 500 250
0
2003 2005 2007 2009 2011 2013 2015 North America Europe Other
*As of 31 July 2016.
Source: Respective gold-backed ETF providers, World Gold Council
Gold analysts have increased their forecasts. UBS now expects US$1,400/oz for the end of the year, while Credit Suisse and Bank of America Merrill Lynch have it even higher at US$1,500/oz over the next 6 months. The median Bloomberg forecast for the end of 2016, based on 16 analysts, is 16% higher than it was at the beginning of the year.
Market Update | Failed monetary policies lift gold
02

About the World Gold Council
The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market.
We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.
Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.
World Gold Council
10 Old Bailey, London EC4M 7NG United Kingdom
T +44 20 7826 4700
F +44 20 7826 4799
W www.gold.org
Copyright and other rights
© 2016 World Gold Council. All rights reserved. World Gold Council and the Circle device are trademarks of the World Gold Council or its affiliates.
All references to LBMA Gold Price have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.
Other third party data and content is the intellectual property of the respective third party and all rights are reserved to them.
Any copying, republication or redistribution of content, to reproduce, distribute or otherwise use the statistics and information in this report including by framing or similar means, is expressly prohibited without the prior written consent of the World Gold Council or the appropriate copyright owners except as provided below.
The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary) in line with fair industry practice, subject to the following two pre-conditions: (i) only limited extracts of data or analysis be used; and (ii) any and all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters, as their source. Brief extracts from the analysis, commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.
While every effort has been made to ensure the accuracy of the information in this document, the World Gold Council does not warrant or guarantee the accuracy, completeness or reliability of this information. The World Gold Council does not accept responsibility for any losses or damages arising directly or indirectly, from the use of this document.
The material contained in this document is provided solely for general information and educational purposes and is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. Nothing in this document should be taken as making any recommendations or providing
For more information
Please contact:
Juan Carlos Artigas
Director, Investment Research
juancarlos.artigas@gold.org
+1 212 317 3826
Ezechiel Copic
Director, Central Banks & Public Policy ezechiel.copic@gold.org +1 212 317 3806 any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this document. Before making any investment decision, prospective investors should seek advice from their own financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.
Without limiting any of the foregoing, in no event will the World Gold Council or any of its affiliates be liable for any decision made or action taken in reliance on the information in this document and, in any event, the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related to or connected with this document, even if notified of the possibility of such damages.
This document contains forward-looking statements. The use of the words _believes_ , _expects_ , _may_ , or _suggests_ , or similar terminology, identifies a statement as _forward-looking_ . The forward-looking statements included in this document are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council of the statistics available to it. Assumptions relating to the forward-looking statement involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved.
The World Gold Council cautions you not to place undue reliance on its forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.
Market Update | Failed monetary policies lift gold
03

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.